UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

COMARCO, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

200080109

(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
General Partner		McGrath North Mullin
Elkhorn Partners Limited Partnership		& Kratz, PC LLO
2222 Skyline Drive		Suite 3700 First National Tower
Elkhorn, NE 68022		1601 Dodge Street
(402) 289-3217		Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Not Applicable

(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 200080109	13D	Page 2 of 4 Pages

1.	Name of Reporting Person

SS or IRS Identification Number of Above Person

Elkhorn Partners Limited Partnership / 47-0721875

2.	Check the Appropriate Box if a Member of a Group

/X/ (a)	/ / (b)

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

/ /

6.	Citizenship or Place of Organization

Nebraska

7. Sole Voting Power

686,298 Shares
Number of
Shares	8. Shared Voting Power
Beneficially
Owned by	0
Reporting
Person	9. Sole Dispositive Power
With
686,298 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

686,298 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

Approximately 9.2% of voting securities

14.	Type of Reporting Person

                                PN

CUSIP NO. 200080109	13D	Page 3 of 4 Pages

Elkhorn Partners Limited Partnership (the “Partnership”) makes this filing to amend certain information previously reported by the Partnership. This filing constitutes Amendment No. 5 to the Schedule 13D of the Partnership. The Partnership amends such prior Schedule 13D reports with respect to the common stock of Comarco, Inc. (“Comarco”) by adding the following information to the items indicated.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Pursuant to the Comarco bylaws, the Partnership has nominated Dr. William H. Evers, Jr. as a director of Comarco. A notice of such nomination was sent to Comarco’s Secretary on May 16, 2006. The notice contains Dr. Evers’ consent to his nomination as a director of Comarco, a statement that, if elected, he intends to serve as a director and the other information required by the Comarco bylaws. The notice is attached hereto as Exhibit A. Prior to Comarco’s 2006 annual meeting of shareholders, Alan S. Parsow (General Partner of the Partnership) and Dr. Evers intend to meet with Comarco management to discuss the nomination of Dr. Evers to the Comarco board of directors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)(b) As of May 16, 2006, the Partnership owns 686,298 shares of Comarco common stock. The Comarco Form 10-K for the year ended January 31, 2006 reported that there were outstanding 7,429,344 shares of Comarco common stock as of April 13, 2006. Based on this number, the Partnership owns approximately 9.2% of the Comarco common stock.

(c) Since May 4, 2006, the Partnership has not purchased or sold any shares of Comarco common stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A.	Comarco, Inc. Notice Re: Nominee for Director

CUSIP NO. 200080109	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED: May 17, 2006

Elkhorn Partners Limited Partnership

By: /s/ Alan S. Parsow

Alan S. Parsow
General Partner

                                                                                                                                                                       Exh ibit A

COMARCO, INC.

NOTICE RE: NOMINEE FOR DIRECTOR

The undersigned hereby notifies Comarco, Inc. (“Comarco”), pursuant to Article IV, Section 8 of the Comarco Bylaws, that it intends to nominate Dr. William H. Evers, Jr. as a director of Comarco at the Comarco 2006 annual meeting of shareholders. The undersigned also represents that the following information is true and correct to the best of its knowledge and belief:

With respect to the shareholder giving this notice:

1.	Name:	Elkhorn Partners Limited Partnership
2.	Record Address:	2222 Skyline Drive Elkhorn, NE 68022
3.	Stock Ownership:	Elkhorn Partners Limited Partnership owns 686,298 shares of Comarco common stock as of May 12, 2006. Alan S. Parsow is the General Partner of Elkhorn Partners Limited Partnership.

With respect to the person proposed to be nominated for election as a director of Comarco:

1.	Name:	Dr. William H. Evers, Jr. (the “Nominee”)
2.	Age:	63

 3.           Business Address and Residence Address: 10117 Walker Lake Drive, Great Falls, VA 22066-3501.

 4.           Business Experience: The Nominee’s business experience during the past five years, including the Nominee’s principal occupation and employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on, is as follows: The Nominee has been President and CEO of Systems, Technology & Science, LLC (“STS”) since July 1998. STS is a private consulting company and is not a parent, subsidiary or other affiliate of Comarco.

 5.          Ownership of Business Entities: The Nominee owns a 10% or more equity interest in the following business entities: Systems, Technology & Science, LLC.

6.           Directorships: The Nominee is not a director of any company which is registered pursuant to (or subject to the requirements of) the Securities Exchange Act of 1934 or is registered as an investment company under the Investment Company Act of 1940.

7.           Stock Ownership: The Nominee does not own any Comarco common stock as of May 12, 2006.

8.           Positions or Offices with Comarco / Compensation: The Nominee does not currently hold any position or office with Comarco, and the Nominee has never served as a director of Comarco. During the last three fiscal years, no compensation or personal benefits were awarded to, earned by or paid to the Nominee or any member of his immediate family by any person for any services rendered in any capacity to Comarco or its subsidiaries.

9.           Certain Arrangements or Understandings: There is no arrangement or understanding between the Nominee and any other person pursuant to which he was or is to be selected as a director or nominee. Mr. Parsow asked the Nominee if he would serve as a director of Comarco if nominated by Elkhorn Partners Limited Partnership and elected by Comarco shareholders.

10.         Family Relationships: The Nominee does not have any family relationship (by blood, marriage or adoption) with any director, executive officer or any person known to be nominated or chosen by Comarco to become a director or executive officer of Comarco.

11.        Involvement in Certain Legal Proceedings. There are no legal proceedings to which either the Nominee or any of his associates is a party adverse to Comarco or any of its subsidiaries or to which either the Nominee or any of his associates has an interest adverse to Comarco or any of its subsidiaries. During the past five years, the Nominee has not been involved in any legal proceedings described in Item 401(f) of Regulation S-K promulgated by the Securities and Exchange Commission. The Nominee has not been convicted in any criminal proceeding, including any federal or state securities law violation.

12.         Transactions with Comarco: Since the beginning of Comarco’s last fiscal year, neither the Nominee nor any member of the Nominee’s immediate family had, or will have, a direct or indirect interest in any transaction, or series of similar transactions, or any currently proposed transaction, or series of similar transactions, to which Comarco or any of its subsidiaries was or is to be a party.

13.        Indebtedness to Comarco: Since the beginning of Comarco’s last fiscal year, neither the Nominee nor any of the following persons has been indebted to Comarco or any of its subsidiaries: any member of the Nominee’s immediate family; any corporation or organization in which the Nominee is an executive officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities; or any trust or other estate in which the Nominee has a substantial beneficial interest or in which the Nominee serves as a trustee or in a similar capacity.

14.         Certain Business Relationships: Since the beginning of Comarco’s last fiscal year:

(a)

The Nominee has not been an executive officer of, or owner of record or beneficially in excess of 10% equity interest in, any business or professional entity that has made, or proposes to make, payments to Comarco or its subsidiaries for property or services.

(b)

The Nominee has not been an executive officer of, or owned of record or beneficially in excess of 10% equity interest in, any business or professional entity to which Comarco or its subsidiaries has made or proposes to make payments for property or services.

(c)

The Nominee has not been an executive officer of, or owner of record or beneficially in excess of 10% equity interest in, any business or professional entity to which Comarco or its subsidiaries was indebted.

(d)	The Nominee has not been a member of, or of counsel to, a law firm that Comarco has retained or proposes to retain.
(e)	The Nominee has not been a partner or executive officer of any investment banking firm that has performed services for Comarco or that Comarco proposes to have perform services.
(f)	The Nominee has not been involved in any relationships with Comarco that are substantially similar in nature and scope to those relationships listed in paragraphs (a) through (e) above.

15.         Compliance with Section 16(a) of the Exchange Act. Since the beginning of Comarco’s last fiscal year, the Nominee has not been subject to Section 16 of the Securities Exchange Act of 1934 with respect to Comarco and, accordingly, during Comarco’s last fiscal year was not required to file any reports pursuant to Section 16 of the Securities Exchange Act of 1934 with respect to Comarco.

The undersigned has executed this document this 12th day of May, 2006.

ELKHORN PARTNERS LIMITED PARTNERSHIP /s/ Alan S. Parsow By: Alan S. Parsow Title: General Partner

The undersigned consents to his nomination as a director of Comarco by the above shareholder and, if elected, intends to serve as a director.

/s/ Dr. William H. Evers, Jr. Dr. William H. Evers, Jr.